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COVER LETTER

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

May 13, 2013

Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON

8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104

          ATTORNEY  AT  LAW

SANDY,  UTAH  84093

TELEPHONE:  (801)  733-0800

FAX:  (801)  733-0808

E-MAIL:  LNEILSONLAW@AOL.COM

May 13, 2013

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re:

Eastgate Acquisitions Corporation

Amendment No. 2 to

Form S-1 (Amendment No. 1 Filed January 29, 2013)

SEC File No.  333-185050

Dear Mr. Reynolds:

In response to your letter dated February 12, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Eastgate Acquisitions Corporation (“Eastgate” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 2 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

The Offering

Comment 1.

We reissue comment two in our letter dated December 17, 2012. Please reconcile the disclosure added to this section regarding the pricing of the offering with the disclosure at the end of the page under the Plan of Distribution subheading.

Response to Comment 1:  We have revised the third paragraph under the “Selling Stockholders” heading and the paragraph under the “Plan of Distribution” subheading on page 4 to reconcile the disclosure in both areas.  We believe the information presented in both subheadings accurately reflects the possible methods of offering and selling shares by the selling stockholders and is consistent with information presented on the prospectus cover and under “The Offering-Plan of Distribution” section starting on page 15.

Risk Factors

Comment 2.

We reissue comment three in our letter dated December 17, 2012. Please revise the subheading of the third risk factor to clearly reflect the fact that you have identified a material weakness in your internal controls.

Response to Comment 2:  We have revised the subheading of the third risk factor on page 6 to reflect that the Company has identified a material weakness in internal controls.

Business

Comment 3.

We reissue comment 5 in our letter dated December 17, 2012. Please provide the basis for the statements about your technology and proposed products throughout the prospectus.  For example, and without limitation, provide the basis for your belief that your delivery methods “will significantly decrease requirements for preclinical investigations and clinical testing, accelerate the clinical approval process, shorten the time to market, and simplify the steps of the product development process.” Provide us supplementally with copies of any reports or other sources that provide the basis for the statements made.  Provide information in a table or other clearly marked format to reflect the section(s) that provide the basis for the various statements made.

Response to Comment 3:  We have made revisions throughout the document in response to your comment.  Please note that we have added a second paragraph under the “Our Strategy” heading on page 3 that summarizes the Company’s plans to develop its technology.  Also, we have revised the fourth and fifth paragraphs under the “Business” section on page 18 to explain that the Company applies its technology only to know compounds previously approved by the FDA.  Accordingly, the Company believes that it can rely on Section 505(b)(2) to decrease approval time with the FDA and shorten the time to bring its products to market. The Company’s statements throughout the document are based on past research and findings related to its technology. It does not have published reports related to its research.

Comment 4.

We note your disclosure on page 22 that in October 2012, Eastgate Pharmaceuticals Inc., a Province of Ontario, Canada corporation, became a wholly owned subsidiary of the company.  Please revise to clarify how this entity became a wholly owned subsidiary of the company.  Please also revise to describe the current legal and operating relationship between the company and this entity, including the distribution arrangement.

Response to Comment 4:  We have revised the eight paragraph under the “Business” section on page 19 to clarify how Eastgate Pharmaceuticals Inc. became the Company’s wholly owned subsidiary and the operating relationship between the Company and the subsidiary.  We have also added a discussion of the material terms of the agreement with Mediq Dansmark, which was entered into by Eastgate Pharmaceuticals Inc., at the end of the penultimate paragraph under the “Marketing Plan” heading on page 30.

Comment 5.

When discussing your products throughout the prospectus, provide clear disclosure that these are proposed products.  Also, disclose the current status of development of each proposed product.

Response to Comment 5:  We have made revisions throughout the document in response to your comment.  We have also included a subheading entitled  “Proposed Products” on page 22 to clearly identify all of the Company’s prescription products as proposed.  The Company believes that it has completed the preliminary formulation stage for each product, but has not commenced any preclinical investigations in animals or optimization of the formulation for these products, with the exception of Lorazepam Oral spray where the Company is in the process of animal testing of the product.  We have added additional language to clearly identify these facts.

Comment 6.

According to the disclosure on page 36, your business plan is to market only the natural products during the first year and to add new natural products in each of the first three years. Please revise the business section and the prospectus, as needed, to provide clear emphasis on the proposed products that are the focus of the beginning of the business plan.

Response to Comment 6:  We have made revisions throughout the “Business” section to clarify the Company’s marketing plans for its various products.  Additionally, we have added information to the penultimate paragraph under the “Marketing Plan” heading on page 30 to further discuss the Company’s intentions.

Comment 7.

Please discuss the material terms of the agreement with Mediq Dansmark.

Response to Comment 7:  We have added a discussion of the material terms of the agreement with Mediq at the end of the penultimate paragraph under the “Marketing Plan” heading on page 30.

Technology and Products

Comment 8.

Please clarify in the discussion of Metformin whether this is currently approved for OTC application.  If not, revise the section heading and provide clear disclosure regarding the FDA or Canadian regulatory approval process. Also, provide the basis for your belief that you would be able to get OTC approval for this product in Canada.

Response to Comment 8:  We have removed the reference heading of “Pharmaceutical – OTC (over the counter) products” on page 23 and included the Metformin Low Dose Chewable Tablets on page 24 under the “Proposed Products” heading. We have also revised the first and second paragraph under the “Metformin” subheading on page 24 and added a third paragraph to discuss that because Metformin is presently a prescription drug in the United States and Canada and that the Company’s product is taken in much lower doses. The Company believes it can gain approval of the lower dosage Metformin as an OTC product.

Comment 9:

We reissue comment nine in our letter dated December 17, 2012. Many of the statements discussing the natural health products appear to be making medical claims.  Please provide us with your analysis as to how such claims are consistent with FDA regulations regarding claims made with respect to natural health products.

Response to Comment 9.  We have revised the discussion under the “Natural Health Products” heading starting on page 24 to eliminate any medical claims. The Company’s position is that natural health products do not require approvals by the FDA.  The Company’s claims regarding its natural health products are not medical in nature. Health Canada has issued a registration NPN (Natural Product Number) that allows the Company to sell its natural health product line in Canada. No such registration or classification is required by the FDA.

Natural Health Products

Comment 10.

Please disclose whether any of the natural health products described in your registration statement contain “new dietary ingredients.”  If so, please clarify whether there is a waiting period after notifying the FDA of the intent to market a dietary supplement containing “new dietary ingredients.”

Response to Comment 10:  The penultimate paragraph under the “Natural Health Products” heading on page 27 has been added to clarify that none of the Company’s products contain any new dietary ingredients and that the FDA does not require notification or registration of natural health products.

Competition

Comment 11.

We reissue comment ten in our letter dated December 17, 2012. Please discuss the competitive conditions in the industry and your competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation S-K.  We note that many of your competitors have longer operating histories and greater financial resources.

Response to Comment 11:  We have revised the first three paragraphs under the “Competition” heading starting on page 31, to expand the discussion regarding the Company’s competitors.

Research and Development

Comment 12.

Please revise the disclosure in this section to update the information, as previously requested in comment 12 in our letter dated December 17, 2012. You continue to refer to information prior to the acquisition in this section.

Response to Comment 12:  We have made appropriate revisions throughout the document to update information to the most recent practical date.

Comment 13.

Please clarify whether you intend to seek regulatory approval for your prescription products in non-US countries.  If so, please discuss your strategy in that respect and the estimated costs and time frame for the regulatory approval process in each such country.

Response to Comment 13:  The Company intends to seek regulatory approval for its prescription products in Canada and the United States as discussed for each prescription product under the subheading “Commercialization potential and development” starting on page 22. In all cases, the Company intends to register the products in the U.S. and Canada simultaneously and believes that documents submitted to both regulatory agencies will be virtually the same.  The results of the clinical trials from each country will be submitted to both agencies. Because regulatory requirements between the agencies are very similar, as outlined in the subsection “Government Regulations” on page 27, development costs represents the cost of the preparation of regulatory submission for both countries.  Also, because of the similarities of the requirements and overlap in clinical trials, it is impractical to separate the costs between two processes.  The Company does not intend to register the products in other jurisdictions at the present time.

Comment 14.

We partially reissue comment 8 in our letter dated December 17, 2012.  Please discuss in greater detail the estimated costs and time frame for developing each proposed product itself, in addition to the current disclosure regarding the costs and timing of the FDA process.  Also, clarify whether you plan on developing all of the proposed products at once or whether you have prioritized the development of the proposed products. Please discuss the impact a lack of funding would have upon the timing of the development and approval process for your proposed products.

Response to Comment 14:  The Company has made revisions throughout the “Proposed Products” heading starting on page 22 to clarify the time frame and estimated cost for each proposed product. Additional information is also set forth under the “Research and Development” heading beginning on page 33.  Because of the uncertainty in regards to funding and uncertainty in regards to regulatory approval, the Company is unable to precisely estimate when proposed products will be available for sale.  The Company currently has the development of Larazapam Oral spray as its top priority, with the development of Metformin and Ketoconazole following shortly thereafter.  Because the Company intends to pursue co-development partners for all its products to help with funding, product development priorities may change.  It is not possible to indicate at this time which product will be able to be available on the market first. Disclosure concerning the impact of a lack of funding is set forth in the last paragraph under the “Research and Development” heading on page 34.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comment 15.

We reissue comment 13 in our letter dated December 17, 2012.  Please revise your disclosure to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your proposed business, as required by Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment 15:  The Company is a development stage company in the early stage of its development with no revenue.  Risks associated with its business have clearly been disclosed in the “Risk Factors” starting on page 6.  Relevant industry trends are identified throughout the “Business” section. The Company is not aware of any additional trends or uncertainties that will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. We have added information at the end of the first paragraph under the MD&A section that discusses the Company’s belief that it will realize revenues during 2013, which would lessen the impact of expenses and future research and development costs.

Liquidity and Capital Resources

Comment 16.

Please provide the basis for your statement that you believe you have sufficient funds to carry on general operations for the next four months. Also, please provide the cash balance as of a recent date.

Responses to Comment 16:  The fourth paragraph under the “Liquidity and Capital Resources” heading on page 36 has been expanded to discuss the Company’s current cash funds and limitations on research and development if additional funds are not secured.

Future Financing

Comment 17.

We note your disclosure regarding the agreements you entered into with Kodiak Capital, LLC on December 31, 2012 relating to an equity line financing arrangement. We also note your disclosure that before the investment agreement becomes effective, your common stock must be accepted for quotation on the OTCBB and you must have an effective registration statement to cover the shares that may be issued under the investment agreement.  We do not believe that the private placement with Kodiak Capital is complete, since the essential term of the agreement is missing, namely the purchase price.  At the time the equity line was entered into, Eastgate Acquisitions had no trading market.  As such, there can be no agreement between the parties as to the purchase price that is based upon a “market price.”  Please revise your disclosure to remove any implication that there is an existing equity line arrangement with Kodiak Capital that provides the company with a viable mechanism to obtain needed financing.  Similarly, revise the references to the equity line of credit under the Research and Development subheading on page 36 and under the Liquidity and Capital Resources subheading on page 40.

Response to Comment 17:  We have revised disclosure regarding the agreement with Kodiak Capital under the renamed heading of “Possible Future Funding” on page 36 that addresses those issued raised in your comment. The Company considers the Investment Agreement with Kodiak to be a material contract, although subject to several contingencies that are described and must be fulfilled for the agreement to become effective.  We have also deleted the reference to an existing equity line at the end of the final paragraph under the “Liquidity and Capital Resources” heading on page 36 and revised the last paragraph under the “Research and Development” heading on page 33 to delete any reference to the equity line.

Relationship and Related Party Transactions

Comment 18.

We partially reissue comment 26 in our letter dated December 17, 2012.  Please provide the disclosure required by Item 404(a)(3) and (4) of Regulation S-K with respect to the Acquisition Agreement.  We direct your attention to Note 4 to the financial statements for the period ended September 30, 2012.  Also, disclose the nature of the affiliation of TGT Management Inc. as required by Item 404(a)(1) of Regulation S-K.

Response to Comment 18:  We have revised and added disclosure under the “Relationship and Related Party Transactions” heading beginning on page 41 that should satisfy the requirements of Item 404(a). We have added disclosure in the third paragraph to describe TGT Management, Inc. and have also included additional details of related party transactions in paragraphs six through eight.

Executive Compensation

Comment 19.

Please update the information in this section to include the most recent fiscal year ended December 31, 2012.

Response to Comment 19:  Please be informed that the Company has not paid any executive compensation for the fiscal years ended December 31, 2012, 2011 and 2010.  Information under the “Executive Compensation” heading on page 41 has been revised accordingly.

Financial Statements as of December 31, 2011 and 2010

Comment 20.

Please revise to included updated financial statements for the year ended December 31, 2012 as required in Rule 8-08 of Regulation S-X.

Response to Comment 20:  We have updated financial information to include audited financial statements for the fiscal years ended December 31, 2012 and 2011, and unaudited statements for the three-month period ended March 31, 2013.

Report of Independent Registered Public Accounting Firm

Comment 21.

We note your response to comment 29 in our letter dated December 17, 2012. As previously requested, please amend the Form 10-K filed on April 11, 2012 to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (September 8, 1999) through December 31, 2011.

Response to Comment 21:  The amended Form 10-K for the fiscal year ended December 31, 2011, reflecting the revised audit report as requested in your comment, was filed on March 26, 2013.

Exhibits

Comment 22.

We note your disclosure on page 45 regarding a related party payable owed to Anna Gluskin and Williams Investment Company that “bears interest at 10 percent, is unsecured and is due and payable upon demand.”  Please file any agreements relating to this related party payable as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response to Comment 22:  There are no written agreements among the parties as all arrangements have been verbal.

Comment 23.

We reissue comment 30 in our letter dated December 17, 2012. Please file as an exhibit a complete copy of the articles as amended as required by Item 601(b)(3)(i) of Regulation S-K.

Response to Comment 23:  Amendment No. 1 to the Form S-1 registration statement included as Exhibit 3.1 the Company’s original Articles of incorporation filed September 8, 1999 and five Certificates of Amendment, the last of which was filed on November 10, 2011. The State of Nevada shows on its website an amendment filed September 9, 1999, one day after filing the Articles of Incorporation, which presumably corrected the initial filing.  We have requested a copy of the amendment from the State of Nevada and will file it subsequently.

Comment 24.

Please file executed versions of Exhibits 10.4 and 10.5. Also, please file Exhibits 10.5 and 10.6 in their entirety, including all exhibits, schedules and/or attachments.

Response to Comment 24:   We are refilling executed copies of Exhibits 10.4, 10.5 and 10.6, including applicable attachments.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Anna Gluskin at gluskin.Anna@gmail.com

.

Yours truly,

/S/

Leonard E. Neilson

Leonard E. Neilson

:ae

Attachments

cc:  Anna Gluskin, CEO, Eastgate Acquisitions Corporation